UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                   CONTINENTAL INFORMATION SYSTEMS CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    211497102
                                 (CUSIP Number)

                              BRENDAN R. MARX, ESQ.
                             MCLAUGHLIN & STERN, LLP
          260 Madison Avenue, 18th Fl., N.Y., N.Y. 10016/(212) 448-1100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 211497102                                            Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSON: Oscar Gruss & Son Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 13-2913779
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (see instructions)                                                (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (see instructions)  Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |X|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (see instructions)                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see instructions)

      BD & CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 211497102                                            Page 3 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON: Michael Shaoul

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): Not applicable
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (see instructions)                                                (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (see instructions)  Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (see instructions)                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (see instructions)

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 211497102                                            Page 4 of 5 Pages

Item 2. Identity and Background

      The two persons filing this statement are Oscar Gruss & Son Inc. ("OGSI") and its Presdent and Chief Executive Officer, Michael Shaoul. As stated more fully in Item 5 below, OGSI and Mr. Shaoul have each sold all of the shares of the issuer previously owned by them, and therefore are no longer the owners or beneficial owners of five percent or more of the issuer's common stock. There has been no change in any of the information previously reported by them in Item 2 of their Schedule 13D, as previously amended, except that in February, 2000 a hearing panel of the New York Stock Exchange Division of Enforcement ("NYSE") found that OGSI had conducted procedural violations, having nothing to do with the issuer or its securities, in connection with the execution of orders for a certain customer during the period 1994 through 1997. OGSI, without admitting or denying guilt as to any of the matters investigated by the NYSE, consented to findings by the hearing panel that OGSI violated NYSE Rules 342, 410, 405, 345.15, 401 and 408(a), and, in addition, that it violated Securities Exchange Act of 1934 Rules 17a-3 and 17a-4 in that the firm failed to make and preserve records relating to the receipt and execution of all customer orders. In view of such findings, the NYSE also imposed the penalty consented to by OGSI of a censure, a fine and an order to undertake certain changes to its operations designed to prevent a recurrence of violations of the type so investigated by the NYSE.

Item 5. Interest in Securities of the Issuer

      During the past sixty days the following transactions were effected by the following reporting persons in private transactions:

--------------------------------------------------------------------------------
        NAME OF                              SHARES      PRICE PER     DATE OF
   REPORTING PERSON                           SOLD         SHARE     TRANSACTION
--------------------------------------------------------------------------------
Oscar Gruss & Son Inc.                      565,490        $0.05      08/08/02
--------------------------------------------------------------------------------
Michael Shaoul                               33,500        $0.05      08/08/02
===================================================-----------------------------
Total                                       598,990
---------------------------------------------------

      In addition, on August 16, 2002, OGSI sold 15,134 shares of the issuer's common stock in the open market at $0.11 per share.

      The following table sets forth the number of shares of the common stock of the issuer which are beneficially owned by Mr. Shaoul and OGSI and by all of such reporting

                                  SCHEDULE 13D

CUSIP No. 211497102                                            Page 5 of 5 Pages

persons in the aggregate as a group, together with the percentage of such common stock beneficially owned by each such reporting person and all such reporting persons in the aggregate as a group on the date hereof.

--------------------------------------------------------------------------------
                              Number of Shares          Percentage of Common
Name                          Beneficially Owned        Stock Beneficially Owned
--------------------------------------------------------------------------------
Oscar Gruss & Son Inc.               0                           0.0%
--------------------------------------------------------------------------------
Michael Shaoul                       0                           0.0%
--------------------------------------------------------------------------------
All of the Reporting
Persons in the Aggregate
as a Group                           0                           0.0%
--------------------------------------------------------------------------------

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: August 21, 2002

                                        Oscar Gruss & Son Incorporated


                                        By: /s/ Michael Shaoul
                                           -------------------------
                                           Michael Shaoul, President


                                            /s/ Michael Shaoul
                                           -------------------------
                                           Michael Shaoul